DGSE COMPANIES, INC.
11311 REEDER ROAD
DALLAS, TEXAS 75229

March 2, 2010

MR ..William Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549-0450

RE: Commission Review Comments Dated February 19, 2010
DGSE Companies
File No. 1-11048

Dear Mr. Thompson:

We hereby offer our response to the Commission’s comments:

1.	Amendments will be filed to include currently dated signatures and certifications.

       2.     Based on consultation with our auditors and our interpretation of the guidance in ASC 250, Accounting Changes and Error Corrections, we believe it is unnecessary to require our auditors to reissue their opinion with an emphasis paragraph and to file a Form 8-K due to the fact the income statement reclassifications made to the prior year and previously issued financial statements did not affect net income nor did they affect the carrying amounts of assets and liabilities.  We believe prospective disclosure in our 2009 annual 10K filing, related to the classification changes made to the 2008 and 2007 financial statements, to be an effective method in which to inform our financial statement users.

3.    The revisions made to the weighted average number of common shares used in computing basic and diluted earnings per common share for 2008 and 2007 in our amended 10K filing are incorrect.  We will amend the filing to disclose the correct weighted average number of common shares outstanding as well as the correct earnings per share.  The weighted average number of common shares and calculation of earnings per share in our original 2008 10K was correct.  The filing will be amended as follows:

Consolidated Statements of Operations

Earnings per common share
Basic
From continuing operations	$(.58)	$.11	$.14
From discontinued operations	(.23)	(.01)	(.02)
Net earnings per common share	$(.80)	$.10	$.12

Diluted
From continuing operations	$(.58)	$.10	$.13
From discontinued operations	(.23)	(.01)	(.01)
Net earnings per common share	$(.80)	$.09	$.12

Weighted average number of common shares
Basic	9,708,045	7,507,579	4,913,290
Diluted	9,708,045	8,281,887	5,006,909

Note 10 – Earnings Per Common Share

Net Earnings	Net Earnings	Shares	Per Share
Year Ended December 31, 2008
Basic earnings per common share	$(7,851,207)	9,708,045	$(0.80)
Effect of dilutive stock options	-	-	-
Diluted earnings per common share	$(7,851,207)	9,708,045	$(0.80)

Year Ended December 31, 2007
Basic earnings per common share	$755,019	7,507,579	$0.10
Effect of dilutive stock options	-	774,308	(0.01)
Diluted earnings per common share	$755,019	8,281,887	$0.09

Year Ended December 31, 2006
Basic earnings per common share	$611,245	4,913,290	$0.12
Effect of dilutive stock options	-	93,619	-
Diluted earnings per common share	$611,245	5,006,909	$0.12

The Company acknowledges that:

A.	the Company is responsible for the adequacy of the disclosure in the filings;

B.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

C.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

DGSE Companies, Inc.

By:	/s/John Benson
Chief Financial Officer